Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                          For the month of April, 2007

                              CONVERIUM HOLDING AG
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                                 Dammstrasse 19
                                   CH-6301 Zug
                                   Switzerland
                    ----------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F  X      Form 40-F
                              -----              ------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes         No    X
                              -------    -------

If "Yes" is marked, indicate the file number assigned to the registrant in
connection with Rule 12g3-2(b):  82-   Not Applicable

News release
Converium Holding Ltd, Zug


Zug, Switzerland - April 19, 2007 - Converium triples income from continuing operations in the first quarter of 2007 and reports significant progress in pursuing its strategic roadmap.

o Income from continuing operations of USD 150.9 million, up from USD 49.9 million in the first quarter of 2006, despite an adverse impact of USD 44.6 million from winter storm Kyrill;
o Release of a tax valuation allowance of USD 85.2 million, reflective of Converium's future earnings capacity;
o Strong underwriting performance, with a non-life combined ratio of 104.6%, on normalized basis of 97.8%;
o    Continuing reserve adequacy, supported by an independent actuarial study;
o    Shareholders'  equity of USD 2,002.8  million as of March 31, 2007,  up USD
     156.8 million or 8.5% compared with December 31, 2006;
o    Total investment result of USD 92.1 million including realized gains of USD
     30.3 million or average total investment income yield of 5.7% and

Inga Beale, CEO: "In the first quarter we have produced an excellent set of financial results. This clearly demonstrates that our turnaround is sustainable. We will now focus on vigorously completing our road map for future value creation. Some of the first major steps have been taken, such as the strong profitable growth of our April renewals book of business and the recently announced capital management measures."

Inga Beale continued: "We believe that our financial performance and the demonstrable progress in pursuing our road map add further substance to our claim that SCOR's hostile offer undervalues Converium and its medium-term prospects. We are convinced that Converium's standalone prospects are more promising than with SCOR. In the interest of our shareholders, we will continue to oppose SCOR's unfriendly approach should it remain unchanged."

Excellent 1Q 2007 results

For the first quarter of 2007, Converium reported income from continuing operations of USD 150.9 million, compared with USD 49.9 million for the same period of 2006. The results were driven by a robust underlying underwriting performance as well as positive effects from the release of a tax valuation allowance (USD 85 million) and the realization of capital gains (USD 30.3 million), partially offset by losses from winter storm Kyrill (USD 44.6 million).

Gross premiums written in the first quarter of 2007 came in at USD 711.8 million, an increase of 10.0% compared with the first quarter of 2006. Net premiums written grew by 5.5% to USD 679.1 million. Net premiums earned expanded by 8.5% to USD 460.0 million. These numbers have been favorably influenced by foreign exchange effects and do not yet include any positive impact from the financial strength ratings upgrade by Standard & Poor's to A- on February 28, 2007.

Strong underwriting performance

The first quarter's non-life combined ratio was 104.3%, including an administration expense ratio of 5.0%, compared with 96.5% and 4.9%, respectively, for the same period of 2006. Winter storm Kyrill added 11.8 percentage points to the combined ratio of the first quarter of 2007. The normalized combined ratio came in strong at 97.8%, calculated as non-life combined ratio adjusted for major catastrophe losses (1 Q 2007 cat loss Kyrill of USD 44.6 million), adding the average expected catastrophe losses (for 1Q 2007 USD 15 million) and deducting prior accident years impact (1Q 2007 favorable USD 5 million).

In the largest business segment, Standard Property & Casualty Reinsurance, performance was adversely affected by winter storm Kyrill, causing losses to the segment of USD 44.6 million. This major catastrophe loss is reflected in the segment's combined ratio in the first quarter of 104.6%, compared with 86.9% in the same period of 2006. In the first three months of 2007, gross premiums written, net premiums written and net premiums earned increased by 24.9%, 17.7% and 33.5%, respectively to USD 425.8 million, USD 406.8 million and USD 203.0 million, respectively. The increase in business was primarily attributable to additional property business written in the European markets as well as in the Middle East.

In Specialty Lines, in the first three months of 2007, gross premiums written, net premiums written and net premiums earned decreased by 22.7%, 26.9% and 8.9%, respectively to USD 154.4 million, USD 141.7 million and USD 174.6 million, respectively. This decline partially reflects a reduction in aviation business as pricing in this line of business became increasingly unattractive. The Life & Health Reinsurance segment posted a technical result of USD 8.2 million in the first three months of 2007, as compared with USD 6.2 million a year earlier. Gross premiums written, net premiums written and net premiums earned increased by 23.6%, 25.2% and 2.5%, respectively to USD 131.6 million, USD 130.6 million and USD 82.4 million, respectively. The positive development of both the segment's bottom and top line is attributable to gaining new clients and additional business from existing clients.

Reserve adequacy confirmed

In the first quarter of 2007, Converium recorded a net positive impact of prior accident years on the technical result of USD 5.0 million. For two years now Converium has reported positive net developments quarter after quarter. This demonstrates the adequacy of the Company's prior-year loss reserves and quality of earnings.

Converium recently commissioned a reserve study by a major independent actuarial firm to analyze December 31, 2006 non-life loss and allocated adjustment expense reserves in depth, and the conclusions of this reserve study support the total level of corresponding booked gross and net reserves.

Release of tax valuation allowance

Based on Converium's ratings upgrade and other positive factors in the first quarter, as well as the strong future earnings power, the Company was able to release a tax valuation allowance resulting in an increase of shareholders' equity of USD 85.2 million, equaling roughly CHF 0.70 per share.

Further significant improvement of capital strength

In the first quarter of 2007 Converium's shareholders' equity increased by 8.5% to USD 2,002.8 million. This increase was driven by net income, with other minor effects generally offsetting each other. Accordingly, book value per share increased by CHF 1.31 to CHF 16.70.

First steps towards higher investment yield

In the first quarter of 2007, Converium reported net investment income of USD
61.8 million, compared with USD 60.3 million for the same period of 2006.

Taking into account net realized capital gains of USD 30.3 million, primarily from divesting equity securities, the total investment result was USD 92.1 million which compares with USD 59.3 million for the same period of 2006. Total investment income yield was 5.7%, compared with 4.0% in the same period of 2006.

Converium and a consortium of seven major banks have agreed in a club style on the terms and conditions for an unsecured USD 1.5 billion Letter of Credit facility, replacing the previous USD 1.6 billion secured facility. A mandate letter has been signed with final closing of the transaction expected to take place around the beginning of May. The Facility will have a tenor of three years and will be used by Converium AG and certain subsidiaries to issue letters of credit to support reinsurance business. By redeploying previously pledged assets Converium expects to improve investment yield, making a first step towards completing the asset management section of the Company's road map.

Optimization of capital structure to maximise shareholder value

As announced, following the ratings upgrade by Standard & Poor's, Converium has initiated measures to optimize its capital structure. The Company is preparing to issue approximately USD 500 million in new hybrid debt, appropriately leveraging its balance sheet. This step will provide the financing of the proposed par value reduction from CHF 5 to CHF 2.50 per share, resulting in the remittance of approximately USD 300 million to Converium's shareholders. Assuming shareholder approval at the Annual General Meeting on May 10, 2007 the respective pay-out to shareholders would be expected by mid-July 2007.

Operational excellence initiatives on track

In the first quarter of 2007, administration expenses have developed in line with management's objectives. Corporate Center costs, adjusted for non-recurring expenses of USD 7.2 million related to defending against SCOR's hostile bid, came in at USD 12.0 million, against a full-year target of USD 48 million. The first quarter non-life administration expense ratio was 5.0%, slightly better than the full-year target of 5.2%.

Converium expects a positive effect from the recently initiated global SAP project. This is scheduled to go live in early 2009 and is expected to streamline operations, improve data quality and promote a customer service culture.

Outlook for 2007

Based on Converium's excellent first quarter financial performance and significant progress in completing its strategic road map the Company gives a positive outlook for 2007. Converium expects gross premiums written to reach at least USD 2.2 billion, at a non-life combined ratio of 98.5%. The return on equity (excluding the impact of the tax valuation allowance) is projected at around 11% for the full year 2007, with a potential upside. Invested assets are expected at around USD 6.0 to 6.2 billion, also offering some upside. Corporate Center expenses, excluding non-recurring defence costs, are projected at USD 48 million. Finally, for the remaining quarters of 2007, Converium expects a tax rate of 14-16%.

Key financial metrics (USD, unless noted)

                                                          Three months ended          Three months ended
                                                             March 31, 2007             March 31, 2006

o   Gross premiums written                                 711.8 million               647.0 million
o   Income from continuing operations before taxes         67.9 million                56.3 million
o   Net income                                             150.9 million               61.6 million
o   Non-life combined ratio (4)                            104.3%                      96.5%
o   Average total investment income yield (pre-tax) (7)    5.7%                        4.0%
o   Shareholders' equity                                   2,002.8 million             1,709.7 million


o   Return on shareholders' equity from continuing
    operations (annualized); excl. release of tax
    valuation allowance of
    USD 85.2 million in Q1 2007(9)                         14.2%                       12.1%
o   Book value per share                                   CHF 16.70                   CHF 15.39
o   Basic earnings per share                               1.03                        0.42
o   Diluted earnings per share                             1.02                        0.42

Legal Update

In addition to the detailed legal disclosure as per Converium 2006 Annual Report (pages 104-106) the following should be noted: On 9 April 2007, the Court in the Class Action issued an Opinion and Order regarding Plaintiffs' motion to reconsider the Court's order of 28 December 2006 granting, in part, Defendants' motion to dismiss. The motion to reconsider has been granted in part and denied in part.

The Court granted the motion for reconsideration with respect to the Exchange Act Section 10(b) claims against Converium and the Officer Defendants relating to the IPO. In granting the motion on this point the Court added the Director Defendants back into the action as controlling persons, save for Terry Clarke, who was not formally a director at the time of the IPO in 2001. The Court will be issuing a separate opinion addressing certain of Defendants' arguments why the Exchange Act claims relating to the IPO should be dismissed that the Opinion and Order of 28 December 2006 did not address. These arguments include, inter alia, that the Court lacks personal jurisdiction over Director Defendants Peter Colombo, Georg Mehl, Jurgen Forterer, and Anton Schnyder. In granting the motion on this point the Court's decision implicitly brings the Director Defendants back into the action on the basis of allegations that they are 'controlling persons' under the Exchange Act, save for Terry Clarke, who was not a director at the time of the IPO in 2001.

Finally, the Court did not grant Plaintiffs leave to amend their complaint to add claims relating to Converium's 2006 Restatement.

Enquiries

Beat W. Werder                                   Marco Circelli
Head of Public Relations                         Head of Investor Relations
beat.werder@converium.com                        marco.circelli@converium.com
Phone:     +41 44 639 90 22                      Phone:      +41 44 639 91 31
Fax:       +41 44 639 70 22                      Fax:        +41 44 639 71 31


Dr. Kai-Uwe Schanz                               Inken Ehrich
Chief Communication &                            Investor Relations Specialist
Corporate Development Officer                    inken.ehrich@converium.com
kai-uwe.schanz@converium.com                     Phone:      +41 44 639 90 94
Phone:     +41 44 639 90 35                      Fax:        +41 44 639 70 94
Fax:       +41 44 639 70 35

About Converium
Converium is an independent international multi-line reinsurer known for its innovation, professionalism and service. Today Converium employs about 500 people in 15 offices around the globe and is organized into three business segments: Standard Property & Casualty Reinsurance, Specialty Lines and Life & Health Reinsurance. Converium has an "A-" ("strong") financial strength rating (outlook stable) from Standard & Poor's and a "B++" financial strength rating (outlook positive) from A.M. Best Company.

Important Disclaimer
This document contains forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. It contains forward-looking statements and information relating to the Company's financial condition, results of operations, business, strategy and plans, based on currently available information. These statements are often, but not always, made through the use of words or phrases such as `seek to', `expects', `aims' `should continue', `believes', `anticipates', `estimates' and `intends'. The specific forward-looking statements cover, among other matters, our combined ratio, return on equity and premium volume and expense reduction targets, our plans to use capital more efficiently and to return capital to shareholders, the Company's strategy and management objectives, the reinsurance market, the Company's operating results, the Company's dividend policy, our ability to obtain an upgrade of our financial strength rating and the consequences of such an upgrade, the prospects for improving our results, investment yield and market share, certain financial guidance, e.g. related to the tax rate of the Company, SCOR's hostile tender offer, the acquisition costs ratio and the costs of the Corporate Center, the rating environment, new credit facilities and other Company debt, and expense reductions. Such statements are inherently subject to certain risks and uncertainties. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include whether we are able to secure an upgrade of our financial strength ratings; our ability to refinance our outstanding indebtedness and increase our use of hybrid capital; uncertainties of assumptions used in our reserving process; risk associated with implementing our business strategies and our capital improvement measures; cyclicality of the reinsurance industry; the occurrence of natural and man-made catastrophic events with a frequency or severity exceeding our estimates; acts of terrorism and acts of war; changes in economic conditions, including interest and currency rate conditions that could affect our investment portfolio; actions of competitors, including industry consolidation and development of competing financial products; a decrease in the level of demand for our reinsurance or increased competition in our industries or markets; our ability to expand into emerging markets; our ability to enter into strategic investment partnerships; a loss of our key employees or executive officers without suitable replacements being recruited within a suitable period of time; our ability to address material weaknesses we have identified in our internal control environment; political risks in the countries in which we operate or in which we reinsure risks; the passage of additional legislation or the promulgation of new regulation in a jurisdiction in which we or our clients operate or where our subsidiaries are organized; the effect on us and the insurance industry as a result of the investigations being carried out by the US Securities and Exchange Commission, New York's Attorney General and other governmental authorities; our ability to regain past customers following any rating upgrades and the resolution of the investigations being carried out by the US Securities and Exchange Commission, New York's Attorney General and other governmental authorities; changes in our investment results due to the changed composition of our invested assets or changes in our investment policy; failure of our retrocessional reinsurers to honor their obligations or changes in the credit worthiness of our reinsurers; our failure to prevail in any current or future arbitration or litigation; and extraordinary events affecting our clients, such as bankruptcies and liquidations, and other risks and uncertainties, including those detailed in the Company's filings with the U.S. Securities and Exchange Commission (including, but not limited to, our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission) and the SWX Swiss Exchange. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

--------------------------------------------------------------------------------
Financial highlights:                                    Three months ended
                                                             March 31
                                                      2007             2006
In USD million, unless noted                       (unaudited)      (unaudited)
--------------------------------------------------------------------------------
Gross premiums written                                  711.8            647.0
--------------------------------------------------------------------------------
Net premiums written                                    679.1            643.9
--------------------------------------------------------------------------------
Net premiums earned                                     460.0            424.1
--------------------------------------------------------------------------------
Non-life loss ratio(1)                                  75.3%            69.5%
--------------------------------------------------------------------------------
Non-life acquisition costs ratio(2)                     24.0%            22.1%
--------------------------------------------------------------------------------
Non-life administration expense ratio(3)                 5.0%             4.9%
--------------------------------------------------------------------------------
Non-life combined ratio(4)                             104.3%            96.5%
--------------------------------------------------------------------------------
Life & Health technical result(5)                         8.2              6.2
--------------------------------------------------------------------------------
Total investment results(6)                              92.1             59.3
--------------------------------------------------------------------------------
Average total investment income yield (pre-tax)(7)       5.7%             4.0%
--------------------------------------------------------------------------------
Total investment return (pre-tax)(8)                     82.2             68.4
--------------------------------------------------------------------------------
Average total invested assets from continuing
 operations (including cash and cash equivalents)     6,410.8          5,877.2
--------------------------------------------------------------------------------
Income from continuing operations                       150.9             49.9
--------------------------------------------------------------------------------
Net income                                              150.9             61.6
--------------------------------------------------------------------------------
Basic earnings per share from continuing
 operations (USD)                                        1.03             0.34
--------------------------------------------------------------------------------
Diluted earnings per share from continuing
 operations (USD)                                        1.02             0.34
--------------------------------------------------------------------------------
Annualized return on shareholders' equity from
 continuing operations(9)                               14.2%            12.1%
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Financial highlights: Balance sheet                   March 31       December 31
                                                        2007            2006
In USD million, unless noted                         (unaudited)     (unaudited)
--------------------------------------------------------------------------------
Total invested assets plus cash and cash equivalents  6,423.1         6,398.4
--------------------------------------------------------------------------------
Claims supporting capital(10)                         2,196.9         2,040.1
--------------------------------------------------------------------------------
Shareholders' equity                                  2,002.8         1,846.0
--------------------------------------------------------------------------------
Book value per share (USD)                              13.68           12.63
--------------------------------------------------------------------------------
Book value per share (CHF)                              16.70           15.39
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Consolidated statements of income                           Three months ended
                                                                 March 31
                                                           2007          2006
In USD million, unless noted                            (unaudited)  (unaudited)
--------------------------------------------------------------------------------
Total revenues                                               567.0     481.5
--------------------------------------------------------------------------------
Total benefits, losses and expenses                         -499.1     425.2
--------------------------------------------------------------------------------
Income from continuing operations before taxes                67.9      56.3
--------------------------------------------------------------------------------
Income tax benefit (expense)                                  83.0      -6.4
--------------------------------------------------------------------------------
Income from continuing operations                            150.9      49.9
--------------------------------------------------------------------------------
Income from discontinued operations                              -      11.7
--------------------------------------------------------------------------------
Net Income                                                   150.9      61.6
--------------------------------------------------------------------------------
Basic earnings per share from continuing operations (USD)     1.03      0.34
--------------------------------------------------------------------------------
Basic earnings per share from discontinued operations (USD)      -      0.08
--------------------------------------------------------------------------------
Total basic earnings per share (USD)                          1.03      0.42
--------------------------------------------------------------------------------
Diluted earnings per share from continuing operations (USD)   1.02      0.34
--------------------------------------------------------------------------------
Diluted earnings per share from discontinued operations (USD)    -      0.08
--------------------------------------------------------------------------------
Total diluted earnings per share (USD)                        1.02      0.42
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Consolidated balance sheets                         March 31,         Dec. 31,
                                                      2007              2006
                                                   (unaudited)       (unaudited)
In USD million, unless noted
-------------------------------------------------------------------------------
Invested assets
-------------------------------------------------------------------------------
Held-to-maturity securities:
-------------------------------------------------------------------------------
Fixed maturities                                        716.9            718.3
-------------------------------------------------------------------------------
Available-for-sale securities:
-------------------------------------------------------------------------------
Fixed maturities                                      3,059.3          3,122.5
-------------------------------------------------------------------------------
Equity securities                                       756.1            734.7
-------------------------------------------------------------------------------
Short-term and other investments                        262.7            249.1
-------------------------------------------------------------------------------
Total investments                                     4,795.0          4,824.6
-------------------------------------------------------------------------------
Funds Withheld Asset                                    928.3            940.7
-------------------------------------------------------------------------------
Total invested assets                                 5,723.3          5,765.3
-------------------------------------------------------------------------------
Other assets
-------------------------------------------------------------------------------
Cash and cash equivalents                               699.8            633.1
-------------------------------------------------------------------------------
Premiums receivables                                  1,053.4            880.9
-------------------------------------------------------------------------------
Reserves for unearned premiums, retro                    30.9             31.1
-------------------------------------------------------------------------------
Reinsurance assets                                      651.6            681.3
-------------------------------------------------------------------------------
Funds held by reinsureds                              2,010.6          1,940.1
-------------------------------------------------------------------------------
Other assets                                            725.9            591.2
-------------------------------------------------------------------------------
Total assets                                         10,895.5         10,523.0
-------------------------------------------------------------------------------

Liabilities
-------------------------------------------------------------------------------
Reinsurance liabilities                               7,108.0          7,036.9
-------------------------------------------------------------------------------
Reserves for unearned premiums, gross                   905.7            682.3
-------------------------------------------------------------------------------
Other reinsurance liabilities                           105.8            103.7
-------------------------------------------------------------------------------
Funds held under reinsurance contracts                  102.4            167.3
-------------------------------------------------------------------------------
Deposit liabilities                                     252.3            250.2
-------------------------------------------------------------------------------
Deferred income taxes                                    51.0             46.5
-------------------------------------------------------------------------------
Accrued expenses and other liabilities                  173.4            196.0
-------------------------------------------------------------------------------
Debt                                                    194.1            194.1
-------------------------------------------------------------------------------
Total liabilities                                     8,892.7          8,677.0
-------------------------------------------------------------------------------
Total shareholders' equity                            2,002.8          1,846.0
-------------------------------------------------------------------------------
Total liabilities and shareholders' equity           10,895.5         10,523.0
-------------------------------------------------------------------------------


------------------------------------------------------------------------------
Segments                                             Three months ended
                                                          March 31
                                                  2007                 2006
In USD million, unless noted                   (unaudited)          (unaudited)
------------------------------------------------------------------------------
Standard Property & Casualty Reinsurance
------------------------------------------------------------------------------
Gross premiums written                              425.8               340.8
------------------------------------------------------------------------------
Net premiums written                                406.8               345.7
------------------------------------------------------------------------------
Net premiums earned                                 203.0               152.1
------------------------------------------------------------------------------
Loss ratio(11)                                      74.4%               57.0%
------------------------------------------------------------------------------
Acquisition costs ratio(12)                         24.7%               23.5%
------------------------------------------------------------------------------
Administration expense ratio(13)                     5.5%                6.4%
------------------------------------------------------------------------------
Combined ratio(14)                                 104.6%               86.9%
------------------------------------------------------------------------------
Total investment results(15)                         34.1                24.7
------------------------------------------------------------------------------
Segment income                                       24.7                44.7
------------------------------------------------------------------------------
Specialty Lines
------------------------------------------------------------------------------
Gross premiums written                              154.4               199.7
------------------------------------------------------------------------------
Net premiums written                                141.7               193.9
------------------------------------------------------------------------------
Net premiums earned                                 174.6               191.6
------------------------------------------------------------------------------
Loss ratio(11)                                      76.3%               79.3%
------------------------------------------------------------------------------
Acquisition costs ratio(12)                         23.2%               21.0%
------------------------------------------------------------------------------
Administration expense ratio(13)                     4.3%                3.8%
------------------------------------------------------------------------------
Combined ratio(14)                                 103.8%              104.1%
------------------------------------------------------------------------------
Total investment results(15)                         48.6                28.7
------------------------------------------------------------------------------
Segment income                                       41.9                20.8
------------------------------------------------------------------------------
Life & Health Reinsurance
------------------------------------------------------------------------------
Gross premiums written                              131.6               106.5
------------------------------------------------------------------------------

Net premiums written                                130.6               104.3
------------------------------------------------------------------------------
Net premiums earned                                  82.4                80.4
------------------------------------------------------------------------------
Acquisition costs ratio(12)                         26.7%               33.6%
------------------------------------------------------------------------------
Administration expense ratio(13)                     4.6%                2.6%
------------------------------------------------------------------------------
Total investment results(15)                          9.4                 5.9
------------------------------------------------------------------------------
Segment income                                        9.8                 7.1
------------------------------------------------------------------------------
Technical result                                      8.2                 6.2
------------------------------------------------------------------------------
Corporate Center
------------------------------------------------------------------------------
Operating and administration expenses               -19.0               -10.4
------------------------------------------------------------------------------


Basis of preparation

The unaudited interim financial information for Converium Holding AG and subsidiaries ("Converium" or "the Company") has been prepared on the basis of the United States generally accepted accounting principles of interim financial information. Accordingly, such financial information does not reflect all the information required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. The results of operations for the interim period are not necessarily indicative of the results that may be expected for the year ended December 31, 2007, as interim results may be affected by several factors including, but not limited to, changes in the economic environment and catastrophic losses. This interim financial information should be read in conjunction with the audited consolidated financial statements of Converium for the year ended December 31, 2006.



---------------------------------------
(1) Non-life loss ratio is defined as losses and loss expenses divided by net premiums earned.
(2) Non-life acquisition costs ratio is defined as acquisition costs divided by net premiums earned.
(3) Non-life administration expense ratio is defined as other operating and administration expenses divided by net premiums earned.
(4) Non-life combined ratio is defined as the non-life loss ratio plus the non-life acquisition costs ratio plus the non-life administration expense ratio.
(5) Life & Health technical result is defined as net premiums earned minus losses, loss expenses and life benefits minus acquisition costs plus other technical income, mainly interest on deposits.
(6) Total investment results are defined as net investment income plus net realized capital gains (losses).
(7) Total investment income yield is defined as net investment income plus net realized capital gains (losses) divided by average total invested assets from continuing operations (including cash and cash equivalents), pre-tax and annualized.
(8) Total investment return is defined as net investment income plus net realized capital gains (losses) plus change in net unrealized capital gains (losses).
(9) Return on shareholders' equity is defined as income from continuing operations divided by shareholders' equity at the beginning of the period, annualized, excluding release of tax valuation allowance of USD 85.2 million in Q1 2007.
(10) Claims  supporting  capital is defined as total  shareholders'  equity plus debt.
(11) Loss ratio is defined as losses and loss expenses divided by net premiums earned.
(12) Acquisition costs ratio is defined as acquisition costs divided by net premiums earned.
(13) Administration expense ratio is defined as other operating and administration expenses divided by net premiums earned.
(14) Combined ratio is defined as loss ratio plus acquisition costs ratio plus administration expense ratio.
(15) Total investment results are defined as net investment income plus net realized capital gains (losses).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               CONVERIUM HOLDING AG




                                               By:  /s/ Inga Beale
                                                    Name:  Inga Beale
                                                    Title: CEO




                                               By:  /s/ Christian Felderer
                                                    Name:  Christian Felderer
                                                    Title: General Legal Counsel



Date: April 25, 2007